SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )

DIGITAL MEDIA SOLUTIONS, INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

25401G106

(CUSIP Number)

Luis Ruelas

c/o Digital Media Solutions Holdings, LLC

4800 140th Avenue, Suite 101

Clearwater, FL 33762

Telephone: (727) 287-0428

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2024

Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 25401G106	13D

1	NAMES OF REPORTING PERSONS Luis Ruelas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 466,975 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 466,975 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 466,975 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer.

(a)	Title of Securities: Class A Common Stock (the “Shares”)

(b)	Name of Issuer: Digital Media Solutions, Inc. (the “Issuer”)

(c)	Address of Issuer’s Principal Executive Offices:

4800 140th Avenue, Suite 101

Clearwater, FL 33762

Item 2.	Identity and Background.

(a)	Name:	Luis Ruelas

(b)	Address of Principal Business Office, or, if None, Residence:	16 Pond View Montville, NJ 07045

(c)	Principal occupation and name, Address of any organization in which such employment is conducted:	Executive Vice President Digital Media Solutions 4800 140th Avenue, Suite 101 Clearwater, FL 33762

(d)	The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The reporting person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 5, 2024, Prism Data, LLC (“Prism”) distributed Shares to its members (the “Distribution”). The reporting person, as a member of Prism, received 466,975 Shares in connection with the Distribution.

Item 4.	Purpose of Transaction.

The Shares disclosed herein were acquired for investment purposes. The reporting person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The reporting person intends to review his investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the reporting person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, purchasing additional Shares, selling some or all of his Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing his intention with respect to any and all matters referred to in Item 4.

Item 5.	Interests in Securities of the Issuer.

All percentages of Shares outstanding contained herein are based on 4,286,712 Shares outstanding (which consists of (i) 2,765,764 Shares as reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2023, filed on November 14, 2023, and (ii) 1,520,948 Shares issued to Prism on November 17, 2023 in connection with the redemption of the 1,520,948 units of Digital Media Solutions Holdings, LLC, an indirect subsidiary of the Issuer, held by Prism).

(a)	Amount beneficially owned and percent of class: See items 11 and 13 of the cover page.

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See items 7-10 of the cover pages.

(ii)	Shared power to vote or to direct the vote: See items 7-10 of the cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See items 7-10 of the cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See items 7-10 of the cover pages.

(c)	Except for the transactions described in Item 3 of this Schedule 13D, the reporting person has not engaged in any transaction involving Shares during the 60 days prior to the filing of this Schedule 13D.

(d)	No person is known by the reporting person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the reporting person and described in this Item 5.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2024

/s/ Luis Ruelas
Luis Ruelas

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).